UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington

06007856

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 06 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS
08

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47910

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2005 (MM/DD/YY) AND ENDING December 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hancock Financial, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1563 Virginia Way
(No. and Street)

La Jolla (City) CA (State) 92037-3836 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James P. Hancock 858-459-3635
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Culver, Harold Lee
(Name – *if individual, state last, first, middle name*)

3517 Camino Del Rio So., Ste. 303 (Address) San Diego (City), CA (State) 92108 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 30 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James P. Hancock, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hancock Financial, Inc., as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NO EXCEPTIONS

Signature

President

Title

Notary Public

ANITA WOOD
Commission # 1442015
Notary Public - California
San Diego County
My Comm. Expires Oct 24, 2007

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent auditors report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT

State of California

County of San Diego } ss.

☒ See Attached Document (Notary to cross out lines 1–6 below)

☐ See Statement Below (Lines 1–5 to be completed only by document signer[s], *not* Notary)

1 ______________________________

2 ______________________________

3 ______________________________

4 ______________________________

5 ______________________________

6 ______________________________ ______________________________

Signature of Document Signer No. 1 — Signature of Document Signer No. 2 (if any)

Subscribed and sworn to (or affirmed) before me on this

23 (Date) day of February (Month), 2006 (Year), by

(1) James Hancock (Name of Signer),

☐ ~~Personally known to me~~

☒ Proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) (,)

(and

(2) ______________________________ (Name of Signer),

☐ Personally known to me

☐ Proved to me on the basis of satisfactory evidence to be the person who appeared before me.)

Anita Wood

Signature of Notary Public

ANITA WOOD
Commission # 1442015
Notary Public - California
San Diego County
My Comm. Expires Oct 24, 2007

Place Notary Seal Above

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: Oath OR Affirmation

Document Date: February 23, 2006 Number of Pages: -2-

Signer(s) Other Than Named Above: ______________________________

RIGHT THUMBPRINT OF SIGNER #1	RIGHT THUMBPRINT OF SIGNER #2
Top of thumb here	Top of thumb here

H. L. MIKE CULVER
Certified Public Accountant
3517 Camino del Rio South, Suite 303
San Diego, CA 92108
(619) 282-9033

Member of California Society
of Certified Public Accountants

February 22, 2006

To the Board of Directors
and Stockholders of
Hancock Financial, Inc.

I have audited the accompanying balance sheet and the related statements of operations and of changes in stockholders' equity and statement of cash flows of Hancock Financial, Inc. at December 31, 2005 and for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. These standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes assessing the accounting principles and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hancock Financial, Inc., as of December 31, 2005 and the results of its operations and its changes in cash flows for the year then ended in conformity with generally accepted accounting principles.

My examination was made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Supplementary Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial states and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Mike Culver

H.L Mike Culver,
Certified Public Accountant

HANCOCK FINANCIAL, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2005

ASSETS

CURRENT ASSETS		
Cash	5,135	
Due From Correspondents	6,372	
Marketable Securities	12,327	
Prepaid Expenses	2,300	
TOTAL CURRENT ASSETS		26,134
FIXED ASSETS		
Auto & Equipment at Cost, Less Accumulated Depreciation of $22,668		11,633
OTHER ASSETS		
Organization Cost - Net of Amortization of $3,000	-	
Deposit	10,574	
TOTAL OTHER ASSETS		10,574
TOTAL ASSETS		48,341

LIABILITIES & STOCKHOLDERS' EQUITY

LIABILITIES		
Commissions Payable	4,462	
Settlement Payable	7,500	
Accrued Payroll Taxes	(32)	
Loan - Shareholder	869	
TOTAL LIABILITIES		12,799
STOCKHOLDERS' EQUITY		
Capital Stock	20,180	
Additional Paid-in Capital	20,000	
Retained Deficit	(4,638)	
TOTAL STOCKHOLDERS' EQUITY		35,542
TOTAL LIABILITIES & STOCKHOLDERS EQUITY		48,341

The Accompanying Notes are an
Integral Part of these Financial Statements

HANCOCK FINANCIAL, INC.
STATEMENT OF LOSS
FOR THE YEAR ENDED DECEMBER 31, 2005

REVENUES	
Commissions	64,550
Other	1,648
Interest & Dividends	425
Gain on Trades	53
TOTAL REVENUES	66,676
EXPENSES	
Salaries	27,550
Assessments & Fees	588
Administrative	2,202
Auto	2,263
Bank Charges	164
Depreciation	1,775
Dues & Fees	7,800
Education	13
Entertainment	4,745
Insurance	1,459
Legal & Professional	6,044
Miscellaneous	35
Office	1,579
Outside Service	1,000
Quote Service	5,841
Tax - Payroll	2,249
Tax - Corporate	1,080
Telephone	1,862
TOTAL EXPENSES	68,249
NET LOSS FOR YEAR	(1,573)

The Accompanying Notes are an
Integral Part of these Financial Statements

HANCOCK FINANCIAL, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2005

	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	RETAINED DEFICIT
Balances, December 31, 2004	20,180	20,000	(3,065)
Additional Contributions			
Net Loss for Year			(1,573)
Balances, December 31, 2005	20,180	20,000	(4,638)

The Accompanying Notes are an
Integral Part of these Financial Statements

HANCOCK FINANCIAL, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Loss for the Year	(1,573)
ADD (DEDUCT) ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES	
Amortization & Depreciation	1,775
Correspondent Receivables	475
Prepaid Expenses	(2,300)
Marketable Securities	(53)
Deposits	(215)
Accounts Payable & Accruals	5,839
NET CASH PROVIDED BY OPERATIONS	3,948
NET INCREASE IN CASH	3,948
CASH BALANCE, BEGINNING OF YEAR	1,187
CASH BALANCE, END OF YEAR	5,135

The Accompanying Notes are an
Integral Part of these Financial Statements

HANCOCK FINANCIAL, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005

1. Description of the Company and Significant Accounting Policies.

Revenue Recognition
Commission Income is recorded on a Trade Date Basis.

2. Net Capital Requirements
The company is subject to the Securities and Exchange Commission uniform net capital Rule 15c3-1(a)(2) which requires that the minimum net capital be the greater of $5,000 or 6 2/3 percent of the aggregate indebtedness to net capital, as defined. At December 31, 2005, the company had net capital of $17,097 and its ratio of aggregate indebtedness to net capital was .00 to one.

3. Security Accounts
The company does not carry security accounts for customers or perform custodial functions relating to customer securities per SEC rule 15c3-3(k)(2)(ii).

HANCOCK FINANCIAL, INC.
COMPUTATION OF NET CAPITAL UNDER
SEC RULE 15c3-1
December 31, 2005

SUPPLEMENTARY
SCHEDULE I

Total Stockholders Equity		35,542
Less: Non-Allowable Assets		
Organization Costs	-	
Other	3,114	
Fixed Assets	11,633	14,747
Net Capital Before Haircuts on Securities Position		20,795
Less: Haircuts on Securities		3,698
Net Capital under Sec Rule 15c3-1		17,097

The Accompanying Notes are an
Integral Part of these Financial Statements

HANCOCK FINANCIAL, INC.
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT
UNDER SEC RULE 15c-1
December 31, 2005

SUPPLEMENTARY
SCHEDULE II

Net Capital under Sec Rule 15c3-1	17,097
Minimum Net Capital Required	5,000
Excess Net Capital	12,097
Total Aggregated Indebtedness	-
Percentage of Aggregate Indebtedness to Net Capital	0.0%

The Accompanying Notes are an
Integral Part of these Financial Statements

HANCOCK FINANCIAL, INC.
RECONCILIATION OF COMPUTATION OF NET CAPITAL
UNDER SEC RULE 15c-1 TO AMOUNTS PREVIOUSLY REPORTED
December 31, 2005

SUPPLEMENTARY
SCHEDULE III

Net Capital as Amended	17,097
Net Capital as Reported on Supplementary Schedule II	17,097

The Accompanying Notes are an
Integral Part of these Financial Statements

February 22, 2006

SUPPLEMENTARY REPORT OF INDEPENDENT
ACCOUNTANTS UNDER SEC RULE a-5 (g) (1)

To the Board of Directors
and Shareholders of
Hancock Financial, Inc.

I have examined the financial statements of Hancock Financial, Inc. (the Company) for the year ended December 31, 2005, and have issued my report thereon dated February 22, 2006. As part of my examination, I made a study and evaluation of the Company's system of internal accounting control to the extent I considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of my study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

Also, as required by Rule a-5 (g) (1) of the Securities and Exchange Commission, I have made a study of the practices and procedures followed by the Company, that I considered relevant to the objectives stated in Rule a-5 (g), in making the periodic computations of aggregate indebtedness and net capital compliance with the exemptive provisions of Rule 15c3-3. I did not review the practices and procedures followed by the Company (i) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule a-13; (ii) in complying with the requirements for prompt payment for securities of Section 4 (c) of the Regulation T of the Board of Governors of the Federal Reserve System; and (iii) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities per SEC Rule 15c3-3(k)(iii).

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and

procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded property to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5 (g) lists additional objectives of the procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures, or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

My study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, I do not express an opinion on the system of internal accounting control of Hancock Financial Inc. taken as a whole. However, my study and evaluation disclosed no condition that I believed to be a material weakness.

I understand that practices and procedures that accomplish those objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the Commission's objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission and should not be used for any other purpose.

Mike Culver

H.L Mike Culver,
Certified Public Accountant